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                                  EXHIBIT 8.1.


MORGAN BEAUMONT ANNOUNCES EXPANSION OF CORPORATE OFFICE HEADQUARTERS

Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE NetworkTM, today announced the expansion of their corporate office headquarters. The company has secured an additional portion of their existing office building, and more than doubled their currently occupied area. The new 20,000 square foot area is required to support the company's accelerated growth and will allow for the expansion of the marketing and sales organizations, customer service, and the technology department. In addition, this move provides dedicated space for the Morgan Beaumont University, the only training initiative in the prepaid debit card industry to ensure that distributors and merchants understand the trends in the market, and how to be successful marketing stored value card programs to consumers.

Cliff Wildes, CEO of Morgan Beaumont, stated, "As a result of our ongoing efforts to build-out our SIRE Network technology throughout the nation, and our success at implementing many of our new stored value card products and services in collaboration with our strategic partners, it has now become necessary for Morgan Beaumont to expand our facility to support this exciting growth." Wildes added, "One year ago we had 9 employees working hard to build the components our SIRE Network. Today, as we continue to leverage that technology by signing many new distribution partners, adding more load locations, and bringing new value-added card products to capture a larger segment of the sub-prime consumer marketplace, we have grown to over 40 highly skilled employees."

The Company signed a lease for the additional 20,000 square feet of office space in August 2005, and intends to occupy the space in its fiscal fourth quarter and sublease its existing space. Once the company's plan is successful the total office space will be 20,000 square feet at a lower cost per square foot than it is currently paying.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida. The company is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed POS and PC based software that connects merchants with multiple Stored Value Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). The company owns and operates the SIRE Network, a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.